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The DropKey App and the Pop-up Studio In A Bag

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https://mailchi.mp/6bbb4e7c7333/dropkey-creator-network-august-2021-update

#dropkey #mediabook #virtualproductionstudio #tvproduction #creator #advertising #podcast #greenscreen #chromakey #studioinabag #popupstudio #contentcreator #musicproduction #virtualproduction #obama #videoproduction #videomarketing #video #film #twitch #tiktok #technology #marketing #storytelling
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Read important legal disclosure here:
https://dropkey.com/disclosure

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